

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

John Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re: Valeritas Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2018**
> **File No. 333-226018**

Dear Mr. Timberlake:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Division of Corporation Finance
Office of Electronics and Machinery

cc: Emilio Ragosa, Esq.